EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six months ended June 30, (in millions, except ratios)	2014
Excluding interest on deposits
Income before income tax expense	$15,838
Fixed charges:
Interest expense	3,346
One-third of rents, net of income from subleases (a)	327
Total fixed charges	3,673
Add: Equity in undistributed loss of affiliates	510
Income before income tax expense and fixed charges, excluding capitalized interest	$20,021
Fixed charges, as above	$3,673
Preferred stock dividends (pre-tax)	692
Fixed charges including preferred stock dividends	$4,365
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.59
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$4,365
Add: Interest on deposits	843
Total fixed charges including preferred stock dividends and interest on deposits	$5,208
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$20,021
Add: Interest on deposits	843
Total income before income tax expense, fixed charges and interest on deposits	$20,864
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.01

(a)	The proportion deemed representative of the interest factor.